Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended
	February 28,
	2014	2013
Net (loss) income	$(15)	$37
Income tax expense, net	1	2

(Loss) income before income taxes	(14)	39

Fixed charges
Interest expense, net	72	83
Interest portion of rent expense (a)	5	4
Capitalized interest	5	4

Total fixed charges	82	91

Fixed charges not affecting (loss) earnings
Capitalized interest	(5)	(4)

Earnings before fixed charges	$63	$126

Ratio of earnings to fixed charges	-	1.4

Coverage deficiency	$19	$-

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.